Exhibit 99.B(h)(2)

SCHEDULE D
TO THE AMENDED AND RESTATED
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
SEI LIQUID ASSET TRUST
AND
SEI INVESTMENTS FUND MANAGEMENT
DATED AS OF DECEMBER 10, 2003
AS AMENDED OCTOBER 17, 2006 AND SEPTEMBER 15, 2014

Portfolios:

This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (collectively, the “Funds”):

	Prime Obligation Fund

Fees:	Pursuant to Article 5, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the aggregate average daily net assets of the Trust:

	Prime Obligation Fund – Class A Shares	0.30%